VIA EDGAR

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549


	RE: 	PRO CARD CORPORATION
		Registration Statement on Form 10-SB12G
		File Number: 000-51415
		Filed: July 7, 2005


Dear Mr. Reynolds:

Please let this letter confirm our withdrawal of our Form 10SB12G filed on July 7, 2005.

Attached is the requested preliminary legal analaysis made pursuant to your correspondence dated July 18, 2005.


Sincerely,

/s/ Barney A. Richmond
________________
Barney A. Richmond
President
Pro Card Corporation